Exhibit 99.2

Romeo Power Technology Merger with RMG Acquisition Corp.

Investor Conference Call Transcript

October 5, 2020

Operator

Welcome to the Romeo Power Technology and RMG Acquisition Corp. Transaction Conference Call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Romeo Power Technology and RMG Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance (including but not limited to the timing of development milestones), competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and RMG Acquisition Corp’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

RMG Acquisition Corp. and Romeo Power are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Mr. Robert Mancini. Please go ahead, sir.

Robert Mancini – Chief Executive Officer, RMG Acquisition Corp.

Thank you operator and hello everyone. My name is Bob Mancini, and I’m the Chief Executive Officer of RMG Acquisition Corp. We are delighted to announce this transaction today between RMG and Romeo Power.

Briefly on RMG Acquisition. We are a 230 million dollar New York Stock Exchange-listed SPAC. We priced our IPO in early 2019 with a stated focus of finding a company with a disruptive technology in the energy or industrial sector. We believe that in Romeo Power, we have found the optimal candidate that meets our criteria. As everyone on this call likely knows, the commercial electric vehicle market is in its infancy. The question is not if the estimated 700 billion dollar global commercial market will be fully electrified, but when, as the need for zero emission electric mobility at scale becomes more obvious by the day.

We have been very selective and very deliberate in choosing to merge with Romeo Power. Before we identified the company as our merger partner, we looked at nearly 150 investment opportunities. After first being introduced to Romeo Power, we spent more than five months diligencing the company’s business, its customers, and its breakthrough technology. We have the utmost confidence in the company, and our time spent becoming deeply familiar with the organization has allowed us to prepare Romeo Power for its debut as a public company.

Briefly on Romeo Power itself. Romeo Power is among the world’s leading battery technology companies, and in many respects, we believe it to be the leading battery technology company for the commercial electric vehicle market specifically. Romeo manufactures lithium-ion battery modules and packs at its facility in California and is already delivering and installing its products in commercial electric vehicles today.

1

A particularly compelling aspect of the Romeo Power story is its joint venture with BorgWarner, a large tier one automotive supplier. We think the partnership serves as an excellent third party validation of Romeo’s technology and product offering, and will allow Romeo to expand its offering beyond its core North American market.

Romeo Power is led by a very strong, experienced, and technologically savvy management team, including its President and Chief Executive Officer Lionel Selwood, and founder and Chief Sales Officer Mike Patterson. The team is comprised of former executives at some of the most innovative technology companies in the world. Lionel and Mike have assembled one of the finest teams of battery-specific engineers in the world, giving Romeo Power a technological edge that has been verified through the work of world-renowned battery experts from the consultancy firm Roland Berger.

We see tremendous potential for Romeo Power, and that is why RMG Acquisition is excited to partner with the company. I look forward to joining the Board of Directors at Romeo upon merger close, where I will sit alongside Phil Kassin, President and COO of RMG, and a team of mostly independent directors, to assist with their transition into a public company.

I would now like to turn the call over to Lionel Selwood, the CEO of Romeo Power, to provide more insight into the company. Lionel?

Lionel Selwood, Jr. – President & Chief Executive Officer, Romeo Power Technology

Thank you Bob and good day to all. The entire team at Romeo Power Technology is thrilled to announce this transaction with RMG. The merger will fuel additional growth opportunities for our leading edge battery technology company that is focused on the design, development, testing and production of battery modules, battery packs, and battery management systems for the commercial electric vehicle market.

Electrification of the global commercial fleet is poised for a material inflection, as many of the world’s largest logistics companies are committing to electric fleets, and virtually all large OEMs have electric vehicle programs in the works. At Romeo Power, we believe we have unlocked the code that will enable long range, low total cost of ownership, heavy load-carrying battery electric commercial vehicles to be deployed at scale. The company was founded in 2016 and in less than five years, we have transformed from a company that simply had the idea of advancing energy technology, to one that has full scale production at our 7 gigawatt hour capable production facility in the greater Los Angeles, California area, and groundbreaking partnerships with customers. We have an incredibly diverse team of 100 plus dedicated members, which includes more than 60 battery-specific engineers.

To-date, we have secured more than 300 million dollars in committed revenues. Further, although yet not committed, we have an additional 2.4 billion dollars in revenues under advanced negotiation. We have an order book with customers that make up nearly 70% of the North America Class 8 commercial vehicle market, including both traditional companies as well as next generation, up-and-coming companies. Our core product offering covers the commercial electric vehicle market from Class 3 to Class 8, capturing the medium duty short haul and heavy duty long haul segments of the market as well as specialty trucking and buses.

2

We believe the revenue opportunity in North America is very compelling given what we view to be a very large Total Addressable Market for our technology and products. Specifically, we see an estimated 700 billion dollar global market, of which North America and Europe amount to 225 billion dollars.

As such, in North America alone, we believe we have a realistic expectation of achieving 750 million dollars in revenue in 2023 and more than doubling this amount by 2025 as we capture significant share. However, we also have a groundbreaking strategic partnership with BorgWarner, as Bob alluded to a few minutes ago. BorgWarner made a substantial investment in Romeo in 2019 and entered into a joint venture with us. This partnership not only de-risks the commercialization of our high growth business plan, it also gives us entry into the European and Asian markets by providing marketing and manufacturing services. Our growth strategy with BorgWarner is only now being mapped out, and so revenue related to this JV would be incremental to the numbers I just referenced.

Another selling point of our company is that our technology is industry agnostic. Our initial focus is clearly on commercial vehicles, however we have been targeting, and will continue to pursue, select opportunities in adjacent markets. These include offerings into the marine, agriculture and energy storage systems markets, among others. If we were to factor these other segments into our Total Addressable Market, the potential pie grows from an estimated 700 billion dollars to more than one trillion dollars.

I would now like to briefly touch on five high-level factors that stand out as Romeo Power’s competitive advantages.

•	First, our focus on safety and reliability. As verified by expert engineers from Roland Berger, a leading global consultancy firm, and expert test engineers from Underwriters Laboratories, we have employed incredibly rigorous safety protocols in our product development. In fact, our head of battery safety spent more than five years in product development at Tesla. This experience has proven to be invaluable, and supports our view that the safety and reliability of our products are second to none.

•	Second, we are cell supplier agnostic. Although we do not manufacture the battery cells ourselves, we have a very stringent qualification and safety process, digging deep to make sure we understand everything down to the raw material and chemistry, in order to ensure that we are sourcing the best product. We have tested over 200 cells from ten suppliers, but have only qualified four cells to-date.

•	Third, we believe we have unmatched configurability. We can support voltage systems as low as 300 volts up to greater than 1,000 volts, meaning our customers have a one-stop-shop for vehicle electrification.

•	Fourth, we offer superior energy density. Our battery technology is 20 to 30 percent more dense than similarly-sized competitors. This allows us to put more capacity on wheels, extend vehicle range, and extend overall warranty. And, finally:

•	Five, we have a unique strategic partnership with Heritage Environmental Systems. The Heritage Group is an expert in battery recycling and was an early stage investor in our company through its corporate venture arm, HG Ventures. With this agreement, we address a key concern that a typical customer would have, as we are able to offer a second life battery solution for the lithium-ion batteries we provide them. We are contributing capital for the recycling facility in return for a 30% share of net profits, and all Romeo batteries will be processed at their facility at end-of-life. We are the only battery technology company that we know of that can provide such a holistic offering from product design to second life.

3

We look forward to completing the merger with Bob and his team at RMG Acquisition and our subsequent transition into a public company as we help lead the charge in green energy accessibility. Thanks to this transaction with RMG and the involvement of Bob and his team, we will not only be able to have access to their great leadership, strategic mindset and improved governance, we will also be able to fulfill four of our key objectives, which are: One – to raise the funds necessary to expand our sales team, Two – to leverage our partnership with BorgWarner, Three – to continue to invest in our innovation roadmap platform in order to further increase the technology gap between us and our competitors, and, finally, Four – to continue to optimize the excellent manufacturing systems that we already have in our production facility today.

With that said, I would like to thank you for joining the call today. We hope you have a wonderful day.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.

4